                  UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
              WASHINGTON, D.C. 20549                  --------------------------
                                                      OMB NUMBER:      3235-0360
                  FORM N-17f-2                        EXPIRES:     JULY 31, 1994
                                                      ESTIMATED AVERAGE BURDEN
Certificate of Accounting of Securities and Similar   HOURS PER RESPONSE ...0.05

          Investments in the Custody of
         Management Investment Companies
    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                 Date examination completed:

   811-4321                                                            June 30, 2003
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2. State identification Number:

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     AL               AK               AZ               AR               CA                CO
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     CT               DE               DC               FL               GA                HI
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     ID               IL               IN               IA               KS                KY
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     LA               ME               MD               MA               MI                MN
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     MS               MO               MT               NE               NV                NH
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     NJ               NM               NY               NC               ND                OH
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     OK               OR               PA               RI               SC                SD
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     TN               TX               UT               VT               VA                WA
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     WV               WI               WY               PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

   JPMorgan Value Opportunities Fund, Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

   1101 Vermont Ave., N.W.  Suite 600  Washington, DC 20005
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                                SEC 2198 (11-91)

[PRICEWATERHOUSECOOPERS LETTERHEAD]


September 19, 2003


To the Directors of
JPMorgan Value Opportunities Fund Inc:

We have examined management's assertions, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the
Investment Company Act of 1940, about the JPMorgan Value Opportunities Fund Inc.'s (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 30, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003, and with respect to agreement of security purchases and sales, for the period from April 30, 2003 through June 30, 2003:

o Count and inspection of all securities located in the vault of the JP Morgan Chase Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, NY, NY, 11245 without prior notice to management;

o Confirmation of all securities held in book entry form at the Depository Trust Company.

o Testing of securities and similar investments held in book entry by the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Fund's positions;

o Reconciliation of all such securities to the books and records of the Fund and the Custodian;

o Agreement of selected security purchases and selected security sales or maturities since our last report from the books and records of the Fund to broker statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the JPMorgan Value Opportunities Fund Inc. was in compliance with the requirement of sub sections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP

September 19, 2003

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of the JPMorgan Value Opportunities Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2003, and from April 30, 2003 through June 30, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003, and from April 30, 2003 through June 30, 2003,with respect to securities reflected in the investment accounts of the Fund.





By:           Michael W. Stockton               Date:    September 19, 2003
              Treasurer